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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                       000-33343

                                                                    CUSIP NUMBER
                                                                       038399101

(Check one):   [X] Form 10-K and Form 10-KSB
               [ ] Form 20-F
               [ ] Form 11-K
               [ ] Form 10-Q and Form 10-QSB
               [ ] Form N-SAR

For Period Ended:  December 31, 2001
                   -----------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________

                        Part I - Registrant Information

         Full Name of Registrant: Aquis Communications Group, Inc.
                                  --------------------------------

         Former Name if Applicable:
                                    ------------------------------


         1719A Route 10, Suite 300
         -------------------------

         Address of Principal Executive Office (Street and Number)

         Parsippany, New Jersey  07054
         -----------------------------
         City, State and Zip Code

                        Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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     [X]  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]  (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has negotiated forbearance agreements with its principal lenders but due to signatories' vacations the executed forbearance agreements were not available prior to the due date for the Form 10-K.

                          PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

          D. Brian Plunkett               (973)                    560-8000
          -----------------               -----                    --------
               (Name)                  (Area Code)            (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

         [X] Yes [ ] No

         If yes, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant will report a net loss for its fiscal year ended December 31, 2001 totaling $11,837,000, compared to a net loss for the prior year of $23,738,000. Certain costs and expenses incurred during the year ended December 31, 2000 in connection with the impairment of its intangible assets and with the issuance of warrants in connection with obtaining an equity line of credit and a bridge loan were reduced or eliminated during the year ended December 31, 2001.

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Aquis will also report revenues of $18,863,000 for the year ended December 31,
2001 compared to revenues of $28,683,000 for the prior year, primarily the result of a weakening paging market, continued subscriber churn and declining pricing.

                        AQUIS COMMUNICATIONS GROUP, INC.
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    April 2, 2002                       By: /s/ D. Brian Plunkett
         -------------                           -------------------------------
                                                 Name:  D. Brian Plunkett
                                                 Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).